Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Two
Director Plus Series I/IR
Director Outlook series I/IR

Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven
Leaders Series I/IR
Leaders Plus Series I/IR
Leaders Outlook Series I/IR

Supplement dated January 10, 2025 to the product notice dated May 1, 2024

This supplement should be read in conjunction with the product notice for your contract.

The contracts were previously sold under various marketing names depending on which distribution partner sold the product and/or when the contract was sold.
ATTENTION:
This update impacts the following contracts:
Director Elite Plus Series I/IR, Director Elite Outlook Series I/IR,
Leaders Elite Series I/IR, Leaders Elite Plus Series I/IR and Leaders Elite Outlook Series I/IR

In Appendix A - Funds Available Under the Contract, information for Subadviser and Current Expenses for the AST International Equity Portfolio is updated effective January 13, 2025:

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/23)
			1 Year	5 Year	10 Year
International Equity	AST International Equity Portfolio Adviser: PGIM Investments LLC and AST Investment Services, Inc. Subadviser: Putnam Investment Management, LLC, Massachusetts Financial Services Company, PGIM Quantitative Solutions LLC, J.P. Morgan Investment Management Inc., and Jennison Associates LLC	1.00%*	17.75%	10.39%	6.08%

This supplement should be retained for future reference.

HV-8155